[redacted]

09059029

AO
3/10

SEC
Mail Processing
Section

MAR 02 2009

Washington, DC
105

UNITE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67449

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **01/01/2008** (MM/DD/YY) AND ENDING **12/31/2008** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
DELANEY EQUITY GROUP, LLC

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5090 PGA BLVD, SUITE 316
(No. and Street)

PALM BEACH GARDENS	**FLORIDA**	**33418**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID DELANEY **561-202-6016**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

P. Jason Ling, CPA, P.A.
(Name - *if individual, state last, first, middle name*)

Boca Raton	**Florida**	**33486**
(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **DAVID DELANEY**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **DELANEY EQUITY GROUP, LLC**, as of **December 31**, 31 **08** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

GREG SKILLMAN
MY COMMISSION #DD490232
EXPIRES: NOV 13, 2009
Bonded by 1st State Insurance

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DELANEY EQUITY GROUP, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2008
AND
INDEPENDENT ACCOUNTANTS' REPORT

DELANEY EQUITY GROUP, LLC
FINANCIAL STATEMENTS AND SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2008

TABLE OF CONTENTS

P Jason Ling, CPA, P.A.

786 NW 6th Drive
Boca Raton, FL 33486
Phone: (561) 361-9595; Fax: (866) 811-5224

INDEPENDENT ACCOUNTANTS' REPORT

Members:
Delaney Equity Group, LLC

We have audited the accompanying statement of financial condition of Delaney Equity Group, LLC (the Company) as of December 31, 2008, and the related statement of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delaney Equity Group, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

P. Jason Ling, CPA, PA

P. Jason Ling, CPA, P.A.
Boca Raton, Florida
February 20, 2009

DELANEY EQUITY GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2008

ASSETS		
Current assets		
Cash	$	130,368
Due from clearing broker		484,135
Securities owned, at market value		121,995
Prepaid expenses		3,944
Deposits		4,534
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $2,536		6,491
Total Assets		751,467
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Due to clearing broker	$	198,742
Commissions payable		66,403
Accounts payable and accrued expenses		48,873
Subordinated borrowings		337,500
		651,518
Members' Equity		
Member contributions		36,000
Accumulated earings		63,949
Total Member's Equity		99,949
Total Liabilities & Member's Equity	$	751,467

The accompanying notes are an integral part of these financial statements

DELANEY EQUITY GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES	
Agency commissions	$ 325,304
Principal transactions	1,226,083
Interest & dividends	7,034
Total Revenues	1,558,421
EXPENSES	
Compensation and benefits	1,042,580
Floor brokerage, exchange, and clearance fees	244,084
Interest expense	43,744
Office & occupancy	66,417
Quotations and research	66,286
Professional fees	16,908
Dues and subscriptions	16,939
Licenses & registrations	15,585
Communication and data processing	12,461
Depreciation	1,414
Total Expenses	1,526,418
NET INCOME	$ 32,003

DELANEY EQUITY GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Member Contributions	Accumulated Earnings	Members' Equity
Balance at January 1, 2008	$ 36,000	$ 48,946	$ 84,946
Member distributions		$ (17,000)	$ (17,000)
Net income		32,003	$ 32,003
Balance at Decembers 31, 2008	$ 36,000	$ 63,949	$ 99,949

DELANEY EQUITY GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows From Operating Activities	
Net income	$ 32,003
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,414
Change in Assets and Liabilities:	
Due from clearing broker	(102,759)
Marketable securities	154,122
Prepaid expenses	4,559
Due to clearing broker	(75,854)
Accounts payable & accrued expenses	29,190
Commissions payable	58,133
Securities sold, not yet purchased	(40,306)
Net cash provided (used) by operating activities	60,502
Cash Flows From Investing Activities	
Purchase of furniture, equipment, and leasehold improvements	(3,467)
Cash Flows From Financing Activities	
Interest accrual on subordinated loans notes payable	4,973
Member distributions	(17,000)
Net cash provided (used) by financing activities	(12,027)
Net decrease in cash	45,008
Cash & cash equivalents - beginning of year	85,360
Cash & cash equivalents - end of year	$ 130,367
Supplemental Cash Flows Disclosures	
Cash paid for interest	$ 38,771
Cash paid for taxes	$ -

1. ORGANIZATION AND NATURE OF BUSINESS

Organization and Nature of Business

Delaney Equity Group, LLC. (the "Company") was incorporated as a limited liability company pursuant to the laws of the state of Florida on March 14, 2006. The Company was approved to conduct business as a broker-dealer on May 25, 2007 and is registered with the Securities and Exchange Commission and the Financial Industry Regulation Authority.

The Company's primary sources of revenue are agency transactions, principal trading and market making in over-the counter equities. In connection with its activities as a broker-dealer, the Company clears its securities transactions on a fully disclosed basis through Penson Financial Services Inc. (Penson). Penson provides services, handles the Company's customers' funds, holds securities, and remits monthly activity statements to the customers on behalf of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date as if settled. Profit and loss from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' security transactions are reported on a settlement date basis to the customer with the related commission income and expenses recorded on a trade date basis.

Marketable Securities

Marketable securities are valued at market value. Securities not readily marketable (if any) are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in the statement of operations.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Statement of Cash Flows

For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Fair Value of Financial Instruments

Cash, commissions receivable, accounts payable and accrued expenses are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Comprehensive Income
A statement of comprehensive income is not presented since the Company had no items of other comprehensive income. Comprehensive income is the same as net income to the period presented herein.

3. DUE TO/FROM CLEARING BROKER

The Company has a clearing agreement with one principal clearing broker, Penson. The clearing and depository operations for the Company's securities transactions are provided by Penson pursuant to a clearing agreement. At December 31, 2008 due from clearing broker represents cash maintained at the clearing broker ($321,715) and amounts due from the clearing broker for commissions earned as an introducing broker for the transactions of its customers ($19,194) and net principal trading gains ($143,226). The amount due from broker is partially restricted in an amount equal to the market value of marketable securities sold, not yet purchased, if any, and $250,000, the minimum deposit required by the Company's clearing broker.

Due to clearing broker, if any, represents amounts owed to the clearing broker including the cost basis of securities inventory purchased and held at the clearing broker. The Company earns interest income and/or incurs interest expense on balances due from/to the clearing broker.

4. COMMITMENTS AND CONTINGENT LIABILITIES

The Company's has a clearing agreement with Penson Financial Services, Inc. The initial term of the agreement is two years and expires in June 2009. Subsequent to the initial term, either party may cancel the agreement by giving 45 days prior written notice. The clearing agreement requires the Company to maintain a $250,000 clearing deposit and provides for minimum monthly clearing charges of $5,000. The company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from customer and proprietary accounts introduced by the Company.

The Company currently leases various licenses and other intangible products to provide access to trading platforms and other communications and data processing portals and market quotes. These lease agreements are primarily for a two year term and automatically renew for additional two year terms. Total lease expense for communications and data processing portals totaled $23,689 for the year ended December 31, 2008.

The Company is obligated under a non-cancelable operating lease for approximately 1,138 square feet of office space in Palm Beach Gardens, Florida that expires on June 5, 2010. The future minimum annual rental payments for the non-cancelable lease are approximately:

2009	40,391
2010	17,027
	57,418

Certain leases contain renewal options and escalation clauses. Rent expense for 2008 aggregated to $44,174 and is included in the Office & occupancy line item on the Statement of Operations.

6. RELATED PARTY TRANSACTIONS

As discussed in Note 9, the Company has two approved subordinated loans from related parties. During 2008, interest expense accrued and paid to the related parties under these subordinated loans totaled $36,500. During 2008, David Delaney, the sole owner of the Company, and a family member registered with the Company, were paid $160,000 and $755,000 respectively.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Act of 1934 uniform net capital rule, which requires the maintenance of a minimum net capital (as defined) and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. As of December 31, 2008, the Company had net capital of $345,009, which was $245,009 in excess of its minimum required net capital of $100,000 pursuant SEC Rule 15c3-1. The Company's ratio of aggregate indebtedness to net capital was 0.76 to1, based on aggregate indebtedness of $261,637 as of December 31, 2008.

8. INCOME TAXES

The Company is classified as a single-member LLC and, as such, is disregarded as an entity separate from its owners for income tax purposes, pursuant to Section 7701 of the Code. As such, all taxable income or loss flows through to the managing member. Accordingly, no income tax expense or liability is provided for in the accompanying financial statements.

9. SUBORDINATED LOANS

The Company owes two subordinated loans to two related parties. The first loan in the amount of $125,000 is due to David Delaney, the sole member of the Company. Under the terms of this loan, $12,500 of the interest payable on the loan is treated as additional subordinated debt. The second loan for $200,000 is due to an immediate family member of David Delaney and provides for monthly interest payments. Both loans are unsecured and have been approved by FINRA. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The borrowings under subordinated agreements as of December 31, 2008 are as follows:

Amount	Interest Rate	Effective Date	Maturity Date
$200,000	12.00 %	05/25/2007	05/31/2010
125,000	10.00 %	05/25/2007	05/31/2010
325,000			
12,500	Accrued interest payable classified as subordinated debt		
$337,500			

10. CONCENTRATIONS AND CREDIT RISKS

Financial Instruments with Off-Balance Sheet Risk
The Company will periodically sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2008.

In the normal course of business, the Company's customer securities activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur.

In the event the customer fails to satisfy its obligation, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and its clearing broker monitor required margin levels and, pursuant to regulatory guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

Concentration of Credit Risk
The Company is engaged in various trading, and brokerage activities in which counter-parties include broker-dealers, individuals, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing for each counter-party.

Indemnifications
In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

DELANEY EQUITY GROUP, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15C3-1 &
RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17A-(D)(4)
FOR THE YEAR ENDED DECEMBER 31, 2008

Member's Equity:		$ 99,949
Subordinated borrowings allowable in computation of net capital		337,500
Total net capital and allowable subordinated borrowings		437,449
Deductions and/or Charges		
Non-allowable assets:		
Deposits	4,534	
Furniture, equipment, and leasehold improvements	6,491	
Prepaid expenses	3,944	14,969
Blockage:		
Trading and investment securities		69,614
Net Capital before haircuts on securities positions		352,866
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)		7,857
Net Capital		$ 345,009
Aggregate Indebtedness		
Items included in the Statement of Financial Condition		
Accounts payable and accrued expenses		48,873
Commissions payable		66,403
Due to clearing broker		146,361
Total Aggregate Indebtedness		$ 261,637
Computation of Basic Net Capital Requirement		
The greater of:		
Minimum net capital required		100,000
6.67% of total aggregate indebtedness		17,442
Net Capital Requirement		100,000
Net Capital		345,009
Excess Net Capital		$ 245,009
Aggregate Indebtedness to Net Capital		75.83%
Reconciliation with company's calculation as reported on December 31, 2008 FOCUS report		
Net Capital as reported in December 31, 2008 Form X-17A-5, Part IIA (unaudited) FOCUS report		345,215
Decrease in securities long		(795)
Decrease in securities haircuts		119
Decrease in accounts payable		470
Net Capital, Per Above		$ 345,009

DELANEY EQUITY GROUP, LLC
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER SEC RULE 15C3-3
AS OF DECEMBER 31, 2008

The Company operates pursuant to the (K)(2)(i) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is therefore exempt from the reserve formula calculations and possession and control computations.

DELANEY EQUITY GROUP, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2008

Subordinated borrowings at January 1, 2008	$	332,527
Increases:		
Accrued interest payable considered as additional subordinated capital for computing net capital		4,973
Subordinated borrowings at December 31, 2008	$	337,500

P *Jason Ling,*
CPA, P.A.

786 NW 6th Drive
Boca Raton FL, 33486
Phone: (561) 361-9595; Fax: (866) 811-5224

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROLS

Members
Delaney Equity Group, LLC:

In planning and performing our audit of the financial statements of Delaney Equity Group, LLC (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

P. Jason Ling, CPA, PA

P. Jason Ling, CPA, P.A.
Boca Raton, FL
February 20, 2009